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                               October 16, 2023

       Eddie Ni
       Chief Executive Officer
       Goldenstone Acquisition Ltd.
       4360 E. New York Street
       Aurora, IL 60504

                                                        Re: Goldenstone
Acquisition Ltd.
                                                            Form 10-K for the
fiscal year ended March 31, 2023
                                                            Response dated
September 26, 2023
                                                            File No. 001-41328

       Dear Eddie Ni:

              We have reviewed your September 26, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 29, 2023 letter.

       Form 10-K for the fiscal year ended March 31, 2023

       Business, page 1

   1. We note your response to prior comment 3 and reissue in part. We note you indicate that your officers and four
of five of your directors are US citizens. The fifth director, Nan
                                                        Sun, is a Chinese
citizen. Further, there is uncertainty if any officers and directors of the post-combination entity
will be located inside the Unites States. Please amend your
                                                        disclosures to clearly
identify which officers and directors are currently located in China or Hong Kong and
disclose that it will be more difficult to enforce liabilities and enforce judgments on those
individuals.
 Eddie Ni
Goldenstone Acquisition Ltd.
October 16, 2023
Page 2
Risk Factor, page 10

2. We note your response to prior comment 6, indicating that you may be required to liquidate if you cannot complete an initial business combination by June 21, 2014.
         However, in your Form 8-K filed on September 28, 2023, you indicated the initial business combination date has been extended to June 21, 2024. Please resolve this inconsistency and amend your disclosures accordingly.
       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEddie Ni                                   Sincerely,
Comapany NameGoldenstone Acquisition Ltd.
                                                             Division of
Corporation Finance
October 16, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName